07025218

RECEIVED

2007 JUL 16 A 8:03

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

July 09, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

T. Garanti Bankasi A.S. has reached an agreement with Deutsche Bank regarding the transfer of its custody services which it provides to foreign institutional investors for 115 million US Dollars. Pursuant to the agreement, ongoing services provided to foreign institutional investors shall continue to be provided by T. Garanti Bankasi A.S. for the duration of the next ten months. Deutsche has paid the 115 million US Dollar consideration for the transfer of the said services up front and once 5% Banking and Insurance Transaction Tax has been deducted from such amount, the remainder shall be added to T. Garanti Bankasi A.S.'s profits corresponding to such period. On the other hand, custody services provided by T. Garanti Bankasi A.S. to local investors shall continue to be provided as presently carried out and such investors will continue to receive custody services from T. Garanti Bankasi A.S.

Regards,

Garanti Bank

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

END